

# Michael Floyd · 3rd

Chief Executive Officer at AfterrHome Inc.

Baltimore, Maryland Area · 1 connection · **Contact info**

## Experience

### Chief Executive Officer

AfterrHome Inc. · Full-time

Dec 2019 – Present · 10 mos

Baltimore, Maryland Area

### Chief Executive Officer

America's Premier Inspections · Full-time

Jan 2016 – Jan 2019 · 3 yrs 1 mo

Baltimore, Maryland, United States

Providing Quality Lead Inspections

## Interests



### LinkedIn Guide to Networking

16,080,129 followers

